SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 03 August, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 02 July 2012
Exhibit 1.2	Director/PDMR Shareholding dated 04 July 2012
Exhibit 1.3	Blocklisting Interim Review dated 06 July 2012
Exhibit 1.4	Blocklisting Interim Review dated 06 July 2012
Exhibit 1.5	Transaction in Own Shares dated 09 July 2012
Exhibit 1.6	Director/PDMR Shareholding dated 10 July 2012
Exhibit 1.7	Transaction in Own Shares dated 13 July 2012
Exhibit 1.8	Transaction in Own Shares dated 16 July 2012
Exhibit 1.9	Transaction in Own Shares dated 23 July 2012
Exhibit 2.0	Total Voting Rights dated 31 July 2012

Exhibit 1.1

BP plc- Transaction in Own Shares
BP plc- 02 July 2012

BP p.l.c.
Transaction in Own Shares

BP p.l.c. announces that on 2 July 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                  2 July 2012
Number of ordinary shares transferred:          656,502
Highest transfer price per share:                     £4.085
Lowest transfer price per share:                      £3.94

Following the above transfer, BP p.l.c. holds 1,831,943,484 ordinary shares in treasury, and has 19,034,180,943 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP plc- Director/ PDMR Shareholding
BP plc- 04 July 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 3 July 2012 BP p.l.c. was informed by Computershare Plan Managers that on 27 June 2012 the following Director and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $6.581 per share, through the
BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	2503
Mr R. Bondy	3768
Dr M. C. Daly	3445
Mr A. Hopwood	1146
Mr B. Looney	678
Mr D. Sanyal	2599
Dr H. Schuster	563

BP p.l.c. was advised that on 27 June 2012 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares shown opposite their name at a Reference share price of $6.581 per share, through the
BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I. C. Conn	129	N/A	N/A
Mr R. Bondy	42	N/A	N/A
Dr M. C. Daly	N/A	72	N/A
Dr B. Gilvary	59	N/A	N/A
Mr B. Looney	51	N/A	N/A
Mr D. Sanyal	121	11	N/A
Dr H. Schuster	N/A	N/A	16

BP p.l.c. was further advised that on 27 June 2012 the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price of $6.581 per share, through the
BP Scrip Dividend Programme
.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Bondy	3799	1770	6015
Dr M. C. Daly	1941	1476	N/A
Dr B. Gilvary	2663	1674	N/A
Mr B. Looney	1450	2064	3007
Mr D. Sanyal	1891	1770	N/A
Dr H. Schuster	1613	1651	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP plc- Blocklisting Interim Review
BP plc- 06 July 2012

BP p.l.c.
BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 06 July 2012

Name of applicant:		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 January 2012	To:	30 June 2012
Balance of unallotted securities under scheme(s) from previous return:		12,827,369
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,013,702
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		10,813,667

Name of contact:	Victoria McKenzie
Telephone number of contact:	020 7496 4476

Exhibit 1.4

BP plc- Blocklisting Interim Review
BP plc- 06 July 2012

BP p.l.c.
BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 6 July 2012

Name of applicant:		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 January 2012	To:	30 June 2012
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Victoria McKenzie
Telephone number of contact:	020 7496 4476

Exhibit 1.5

BP plc- Transaction in Own Shares
BP plc- 09 July 2012

BP p.l.c.
Transaction in Own Shares

BP p.l.c. announces that on 9 July 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 9 July 2012
Number of ordinary shares transferred:         1,853
Highest transfer price per share:                     £4.20
Lowest transfer price per share:                      £3.68

Following the above transfer, BP p.l.c. holds 1,831,941,631 ordinary shares in treasury, and has 19,034,208,596 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.6

BP plc- Director/ PDMR Shareholding
BP plc- 10 July 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 July 2012 by Computershare Plan Managers that on 10 July 2012 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.2395 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                 73 shares
Mr B. Gilvary                73 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 73 shares
Mr B. Looney               75 shares
Mr D. Sanyal                75 shares

BP p.l.c. was notified on 10 July 2012 by Barclays Wealth that on 27 June 2012 Mr Ian Davis acquired 127 BP ordinary shares (ISIN number GB0007980591) at a Reference share price of $6.581 per share, through the BP Scrip Dividend Programme.

BP p.l.c. was also notified on 10 July 2012 by Equiniti that on 30 March 2012 Mr Bernard Looney acquired 158 BP ordinary shares (ISIN number GB0007980591) at a Reference share price of $7.746 per share, through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.7

BP plc- Transaction in own shares
BP plc- 13 July 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 13 July 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              13 July 2012
Number of ordinary shares transferred:             685,290
Transfer price per share:                                   £4.2395

Following the above transfer, BP p.l.c. holds 1,831,256,341 ordinary shares in treasury, and has 19,034,893,886 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.8

BP plc- Transaction in own shares
BP plc- 16 July 2012

 BP p.l.c
Transaction in own shares

BP p.l.c. announces that on 16 July 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              16 July 2012
Number of ordinary shares transferred:             1,459
Transfer price per share:                                  £3.94

Following the above transfer, BP p.l.c. holds 1,831,254,882 ordinary shares in treasury, and has 19,034,895,345 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.9

BP plc- Transaction in own shares
BP plc- 23 July 2012

BP p.l.c
Transaction in own shares

BP p.l.c. announces that on 23 July 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              23 July 2012
Number of ordinary shares transferred:             10,000
Transfer price per share:                                  £4.085

Following the above transfer, BP p.l.c. holds 1,831,244,882 ordinary shares in treasury, and has 19,034,958,445 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.0

BP plc- Total voting rights
BP plc- 31 July 2012

BP p.l.c.
Total Voting Rights

As at 31 July 2012, the issued share capital of BP p.l.c. comprised 19,034,975,845 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,831,244,882. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,040,058,345. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 August  2012
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary